6/10/2002

02040738

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ...√...   Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......   No ...√...

st:gsf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 28 May 2002

By: ______________________

Name: C Jobe
Title: Company Secretary

st:gsf

INDEX

NORTHERN ROCK PLC

PRE CLOSE PERIOD ANALYST MEETINGS

(28.5.2002)

BACKGROUND

Northern Rock plc will shortly be meeting analysts ahead of its close period for the six months ending 30 June 2002. This announcement details the information that will be provided at those meetings.

OVERVIEW

Northern Rock's strategy is one of growth in good quality lending, centred around home ownership. Lending growth generates income growth and drives down unit costs. Funding is generated from a well-balanced franchise of retail deposits, wholesale funds and mortgage-backed securities. Effective use of new technologies helps to improve capacity, enhance distribution and reduce marginal costs – all of which benefits customers and intermediaries and maintains Northern Rock's cost efficiency leadership within the sector.

ECONOMIC BACKGROUND AND MARKET OUTLOOK

Economic forecasts continue to predict a gentle slowdown in 2002 and modest recovery in 2003. The housing market remains both large and robust: affordability and consumer confidence are good. A slowdown in house price growth is anticipated as interest rates and unemployment begin to rise, which should help to keep affordability within long term trend levels.

Current forecasts for mortgage lending in the UK for 2002 predict strong volumes. This should, naturally, help our performance. A slower housing market will not disrupt our high growth story, which is underpinned by our increasing cost advantage. This will continue to be a differentiating factor for Northern Rock compared to the rest of the mortgage market.

LENDING

Lending has been strong in all areas with our share of net residential lending in line with achieving at least twice "par" levels. Our total net lending is up by over 50% compared to last year. We have seen a notable increase in re-mortgaging business as borrowers are leaving their existing lenders to enjoy the more attractive products offered by Northern Rock. The pipeline of agreed business has increased to £3.5 billion (cf. £3.3 billion as at end Q1 2002) ensuring solid lending momentum going forward. Our transparent and equitable policy of allowing existing customers to have any product available to new customers has helped to see our share of residential redemptions stay well below our natural share.

The quality of our loan books remains strong. Our residential lending arrears are less than half the industry average, and the absolute number of cases 3 months or more in arrears has fallen from 2,525 at the end of 2001 to 2,433 as at the end of April 2002. The credit quality of all other forms of lending (i.e. commercial, unsecured and credit cards) is also good.

FUNDING

Funding from all our three sources (i.e. retail, wholesale and securitisation) has been well-balanced and strong.

Retail intake has been positive, supported by fixed rate bonds, on-line tracker products and cash

ISA sales; and retail balances – which are expected to grow by around £600 million during H1 2002 - still fund about 50% of our balance sheet assets.

We continue to take advantage of wholesale funding and securitisation. On the wholesale front, with the expectation of interest rate rises, we have moved to more medium term funding and swaps to protect our fixed rate lending exposure to such increases. We are at the forefront in the UK market in residential mortgage-backed securities and so far this year we have already issued £2.4 billion of securitised notes – placed in Sterling, Euro and US Dollar markets – setting new benchmark levels which reflect the high quality of our assets.

OPERATING PERFORMANCE

Spreads and margins have remained relatively stable during the first five months of 2002. As expected, greater use of securitisation and Libor increases will have a modest, adverse effect on spreads.

We are very successful at up-selling products to our customer base, and anticipate that our growth in Other Income will exceed our Balance Sheet growth. Through a combination of relatively stable margins and high trading volumes, we expect total income growth to be comfortably within our low-to-mid teens range at the half year stage.

COSTS

Cost efficiency is a key focus for Northern Rock. Our strategic target is to restrict cost growth to between one half to two thirds of the growth in assets under management and less than income growth. With cost growth at the low to mid point of our strategic range, we will see a further reduction in both unit cost ratios at the half year stage.

At the same time, we continue to invest to support the Company's high growth strategy. A £50 million expansion of the Head Office site in Gosforth will accommodate future growth in capacity and improve service to both customers and intermediaries. This, in turn, should bring about further improvements in our unit cost ratios.

PROVISIONS

The quality of our lending has been strong. Our arrears continue to improve and provisioning remains prudent. A key feature has been the cautious volume-driven increase in Unsecured Lending provisioning.

PROFITS

The range of those pre-tax profit forecasts which reflect the new accounting treatment of Reserve Capital Instruments is £309m to £321m (2001: £276.5m). We anticipate profit growth to be around the mid-teens for 2002 and are, therefore, comfortable with the top end of that range.

COMMENT

Adam J Applegarth, Chief Executive commented: "Northern Rock's lending performance in the first five months of 2002 has been very strong. We are ahead of target and are building on the excellent progress we made in 2001."

Further, more detailed, information on Northern Rock's H1 2002 trading performance will be produced at the time of the Interim Results – to be announced on Thursday 18 July 2002 (Note: brought forward from Thursday 25 July 2002).

City Contacts

Bob Bennett
Group Finance Director
0191 279 4346
07855 257 257 (Mobile)

David Noble
Director of Institutional Relations
0191 279 4999
07855 257 007 (Mobile)

Dave Jones
Deputy Finance Director
0191 279 4474
07710 315 699 (Mobile)

Press Contacts

Tony Armstrong
Director of Corporate Relations
0191 279 4676

Ron Stout
PR Manager
0191 279 4676

James Murgatroyd
Finsbury Limited
0207 251 3801

Important Notice

This announcement should be read in conjunction with our announcement for the full year ended 31 December 2001, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the most recent Annual Report on Form 20F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.